SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

April 3, 2006 at 12.00 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Corenso expands in China

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Corenso United Oy Ltd has signed an agreement with Foshan Huaxin Packaging Co., Ltd. to purchase the assets of its core manufacturing plant in Nanhai, Foshan in Guangdong Province. The transaction is expected to be completed during the second quarter of 2006, subject to approval by the authorities.

Corenso will relocate the production to a new core manufacturing plant in Sanshui, Foshan. The annual capacity of the new plant will be 20 000 tonnes of various types of core, similar to Corenso’s first joint-venture plant in Hangzhou. The new plant will start production in 2007.

Corenso has been operating in China since 2001. The core manufacturing plant in Hangzhou was built in 2005. The target of the new project is to provide high-quality cores and related services to the fast-growing Chinese market. The customers will be manufacturers of paper and board, plastic films and flexible packaging, metal foils and textile yarns.

For further, information please contact:

Pekka Suursalmi, Managing Director, Corenso United Oy Ltd, tel. +358 2046 27531

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.corenso.com

Corenso United Oy Ltd is a leading producer of coreboard and cores and tubes for industrial use. The main users of cores and tubes made from Corenso’s coreboard include manufacturers of paper and board, textile yarn, plastic films and flexible packaging, and metal foil. Corenso has four coreboard mills and 14 core factories in Europe, China and North America, and associated companies in Canada and Spain. It supplies customers in more than 70 countries all over the world. Corenso is part of Stora Enso’s Industrial Packaging Business area, which produces corrugated packaging, cores, core boards, corrugated board raw material and laminating papers.

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen General Counsel